# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bain Capital Private Credit, CIK 0001899017
CUSIP: 000000000
Title of class of securities: Class I Common Shares of Beneficial Interest, par value $0.01 per share
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116
Date of event which requires filing of this statement: 04/21/2025
Filed by CIK 0001317947
Persons authorized to receive notices and communications: Adriana Rojas Garzon, Bain Capital Credit, LP, 200 Clarendon Street, Boston, Massachusetts (MA), 02116, 617-516-2763

## Reporting persons
- Bain Capital Credit, LP (CIK 0001317947): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 5,839,552; shared dispositive power 0; aggregate amount beneficially owned 5,839,552 (23.74% of the class)
  Comment: Bain Capital Credit, LP has entered into a power of attorney with a managed account client pursuant to which it has dispositive power over securities of the Issuer on behalf of such client.
  
  The percentage of the outstanding Common Shares (as defined below) beneficially owned by the Reporting Person is based on 24,598,125.44 Common Shares outstanding as of April 25, 2025, based on information provided by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class I Common Shares of Beneficial Interest, par value $0.01 per share
Name of issuer: Bain Capital Private Credit
Address of issuer's principal executive offices: 200 Clarendon Street, 37th Floor, Boston, Massachusetts (MA), 02116
Comment: This Schedule 13D ("Schedule 13D") relates to the Class I common shares of beneficial interest, par value $0.01 per share (the "Common Shares") of Bain Capital Private Credit, a Delaware corporation (the "Issuer").

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Bain Capital Credit, LP, a Delaware limited partnership (the "Reporting Person"). The general partner of the Reporting Person is Bain Capital Credit (GP), LLC (the "General Partner"). The executive officers of the Reporting Person and the General Partner are set forth on Schedule A attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of the Reporting Person and each of the other persons identified in Item 2(a) is 200 Clarendon Street, Boston, MA 02116.
Present principal occupation or employment: The Reporting Person and the other persons identified in Item 2(a) are principally engaged in the business of investing in securities.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not nor, to the knowledge of the Reporting Person without independent verification, have any of the other persons identified in this Item 2 been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not nor, to the knowledge of the Reporting Person without independent verification, have any of the other persons identified in this Item 2 been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person and General Partner are organized in the State of Delaware.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person has entered into a power of attorney with a managed account pursuant to which it has voting and dispositive power over such securities on behalf of such client. On April 25, 2025, 5,839,552 Common Shares were indirectly purchased for the managed account at a price of $25.69 per share, effective as of April 1, 2025. The Reporting Person acquired beneficial ownership of the Common Shares reported herein by entering into the power of attorney described herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the securities reported herein for investment purposes. The Reporting Person is an affiliate of BCPC Advisors, LP, the Issuer's investment advisor (the "Advisor"). From time to time, in such capacity and as a significant shareholder of the Issuer, the Reporting Person may engage in discussions with the Advisor and officers and trustees of the Issuer regarding the management of the Issuer. The Reporting Person reviews and intends to continue to review, on an ongoing and continuing basis, the investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Person may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Person may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Person, tax considerations and other factors.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Bain Capital Credit, LP has entered into a power of attorney with a managed account client pursuant to which it has dispositive power over Issuer securities on behalf of such client. Pursuant to the power of attorney, the Reporting Person beneficially owns, with the sole power to direct the disposition of 5,839,552 Common Shares, representing approximately 23.74% of the outstanding Common Shares.

The percentage of the outstanding Common Shares beneficially owned by the Reporting Person is based on 24,598,125.44 Common Shares outstanding as of April 25, 2025, based on information provided by the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: The information with respect to transactions of Common Shares by the Reporting Person in the past 60 days is set forth on Schedule B attached hereto as Exhibit 99.2. Except as set forth in this Item 5(c), none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person identified in Item 2 hereof, has effected any transaction in the Common Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as otherwise described in this Item 5, to the knowledge of the Reporting Person, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Shares beneficially owned by the Reporting Person identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Item 3 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons identified in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. Description

99.1 Schedule A -Directors and Officers

99.2 Schedule B -Transactions in Common Shares during the prior 60 days

## Signatures
- Bain Capital Credit, LP: /s/ Adriana Rojas Garzon, Adriana Rojas Garzon, Authorized Signatory (04/28/2025)